

04015190

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FEB 27 2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Kearny Street
(No. and Street)

San Francisco   California   94108
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Pereira   (415) 636-3300
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street   San Francisco   CA   94105
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



CHARLES SCHWAB & CO., INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):   <u>Page</u>

OATH OR AFFIRMATION

We, David S. Pottruck and Christopher V. Dodds, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2003 are true and correct, and that these consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified
as client accounts (Debits $9 million, Credits $36 million)

State of California   )
County of San Francisco   )ss.

On this 23rd day of February 2004 before me, _Helen Avery Drake_ , Notary Public, personally appeared David S. Pottruck and Christopher V. Dodds, personally known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities and that by their signatures on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

Signature

Chief Executive Officer
Title

Signature

Executive Vice President and Chief Financial Officer
Title

WITNESS my hand and official seal.

Notary Public

1

CHARLES SCHWAB & CO., INC.
(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2003 and Independent
Auditors' Report and Supplemental Report on
Internal Control

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 (In millions, except share and per share amounts)

Assets

Cash and cash equivalents	$ 694
Cash and investments segregated and on deposit for federal or other regulatory purposes [1] (including resale agreements of $16,824)	21,131
Receivables from brokers, dealers and clearing organizations	461
Receivables from brokerage clients — net	8,578
Securities owned — at market value (including securities pledged of $2)	403
Equipment, office facilities and property — net	745
Other assets	292
Total	$ 32,304

Liabilities and Stockholder's Equity

Drafts payable	$ 152
Payables to brokers, dealers and clearing organizations	2,661
Payables to brokerage clients	26,732
Accrued expenses and other liabilities	505
Payables to affiliates	56
Long-term debt	235
	30,341
Subordinated borrowings from The Charles Schwab Corporation	220
Total liabilities	30,561

Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	564
Retained earnings	1,179
Total stockholder's equity	1,743
Total	$ 32,304

[1] Amount included represents actual balance on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $20,946 million. On January 5, 2004, Charles Schwab & Co., Inc. deposited $221 million into its segregated reserve bank accounts.

See Notes to Consolidated Statement of Financial Condition.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Tabular amounts in millions)

1. Significant Accounting Policies

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly owned subsidiary of Schwab Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 339 domestic branch offices in 48 states, as well as a branch in the Commonwealth of Puerto Rico.

Basis of presentation — The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Such estimates relate to capitalized development costs for internal-use software; useful lives of intangible assets, equipment, office facilities, and property; valuation of goodwill; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. All material intercompany balances and transactions have been eliminated.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments (including interest-bearing deposits with banks, commercial paper and money market funds) with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. government securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains possession of collateral (U.S. government securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Certificates of deposit are recorded at market value.

Securities borrowed and securities loaned are collateralized investing and financing transactions. Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $2 million at December 31, 2003. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned include SchwabFunds® money market funds, equity, fixed income, and other securities, and equity and bond mutual funds and are recorded at estimated fair value.

Equipment, office facilities and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to seven years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization of $1.1 billion, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Estimated fair value of financial instruments — Substantially all of Schwab's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The fair value of securities and subordinated borrowings are estimated using quoted market prices and discounted cash flow analyses utilizing discount rates currently available for similar instruments. Other equity securities where quoted market prices are not available are initially recorded at cost. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. Each entity included in the consolidated income tax return computes income tax expense as though it filed a separate income tax return. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Stock-based compensation — Schwab applies Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, in accounting for CSC's stock-based employee compensation plans. Because CSC grants stock option awards at market value, there is no compensation expense recorded, except for restructuring-related expense for modifications of officers' stock options. Had compensation for CSC's stock option awards been determined based on the Black-Scholes fair value at the grant dates for awards under those plans consistent with the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123 – Accounting for Stock-Based Compensation, Schwab would have recorded additional compensation expense and a corresponding increase in additional paid-in capital.

New Accounting Standards — SFAS No. 146 — Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002 and addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 — Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The Company adopted this statement for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position.

Financial Accounting Standards Board Interpretation (FIN) No. 45 — Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Company adopted the disclosure requirements on December 31, 2002 and the recognition requirements on January 1, 2003. The adoption of FIN No. 45 did not have a material impact on the Company's financial position.

FIN No. 46 — Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 — Consolidated Financial Statements, was issued in January 2003 and revised in December 2003. This interpretation provides new criteria for determining whether a company is required to consolidate (i.e., record the assets and liabilities on the balance sheet) a variable interest entity. Upon adoption of this interpretation in the first quarter of 2003, the Company consolidated a special purpose trust (Trust) that was formed in 2000 to finance the acquisition and renovation of an office building and land. The Trust, through an agent, raised the $245 million needed to acquire and renovate the building and land by issuing a note payable ($235 million) and raising equity capital ($10 million). Upon adoption, the Company recorded the building and land at a cost of $245 million; accumulated depreciation of $16 million; a note payable of $235 million; and a net reduction of accrued expenses and other liabilities of $7 million. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the Trust; and accordingly such amounts are not included in the computation of net capital. The cumulative effect of this accounting change was immaterial.

The building is being depreciated on a straight-line basis over twenty years. The note payable carries a variable-rate and matures in June 2005. The interest rate on the note was 1.58% at December 31, 2003. The building and land have been pledged as collateral for the note payable. At December 31, 2003, the carrying value of the building and land was $218 million (net of accumulated depreciation of $27 million). Additionally, CSC has guaranteed the debt of the Trust up to a maximum of $202 million. The lender does not have recourse to any other assets of the Company.

SFAS No. 149 – Amendment of Statement 133 on Derivative Instruments and Hedging Activities was issued in April 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 also amends certain other existing pronouncements. The Company adopted the provisions of this statement on June 30, 2003. The adoption of this statement did not have and is not expected to have a material impact on the Company's financial position.

SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003. This statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity (e.g., redeemable preferred stock). The Company adopted the provisions of this statement on July 1, 2003. The adoption of this statement did not have an impact on the Company's financial position.

2. Restructuring

2003 Initiatives

In 2003, CSC completed additional restructuring initiatives to further adjust CSC's workforce and facilities in response to the market environment.
Workforce: During 2003, Schwab reduced full-time equivalent employees by 230 through mandatory staff reductions.
Facilities: The initiatives included the consolidation of 33 Schwab branch offices, as well as reductions of administrative office space.

2001 and 2002 Initiatives

CSC's 2001 and 2002 restructuring initiatives included workforce reductions, reductions in operating facilities, and the removal of certain systems hardware, software and equipment from service. These initiatives reduced operating expenses and adjusted CSC's organizational structure to improve productivity, enhance efficiency, and increase profitability.

The remaining workforce restructuring reserve related to all restructuring initiatives at December 31, 2003 was $17 million. Schwab expects to substantially utilize the remaining workforce restructuring reserve through cash payments for severance pay and benefits over the respective periods through 2005.

The remaining facilities restructuring reserve related to all restructuring initiatives at December 31, 2003 was $135 million. Schwab expects to substantially utilize the remaining facilities restructuring reserve through cash payments for the net lease expense over the respective lease terms through 2013.

3. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $8.5 billion at December 31, 2003. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition.

4. Securities Owned

A summary of securities owned at December 31, 2003 is as follows:

SchwabFunds® money market funds	$ 306
Equity, fixed income, and other securities	73
Equity and bond mutual funds	24
Total securities owned	$ 403

Schwab's positions in SchwabFunds money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Fixed income securities are held to meet clients' trading activities. Equity and bond mutual funds include inventory maintained to facilitate certain SchwabFunds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $20 million consist primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests. These securities are recorded at market value in accrued expenses and other liabilities.

5. Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $2.6 billion at December 31, 2003. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

6. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2003, Schwab was paying interest at .2% on $23.8 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients.

7. Borrowings

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at variable or fixed rates at Schwab's option, and is scheduled to expire in September 2004. At December 31, 2003, there were $220 million of subordinated borrowings outstanding under this facility bearing interest at a weighted-average rate of 6.6%. The fair value of total subordinated borrowings at December 31, 2003 approximated their carrying amounts.

Subordinated borrowings are included in Schwab's net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "11 — Regulatory Requirements").

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of nine banks totaling $828 million at December 31, 2003. CSC has access to $778 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2003.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements (LOCs) with nine banks in favor of the OCC aggregating $630 million at December 31, 2003. Schwab pays a fee to maintain these LOCs. No funds were drawn under these LOCs at December 31, 2003.

Upon adoption of FIN No. 46 in the first quarter of 2003, the Company consolidated the Trust and recorded a note payable of $235 million. See note "1 — Significant Accounting Policies — New Accounting Standards" for further discussion of this consolidation.

8. Related Party Transactions

At December 31, 2003, payables to affiliates of $56 million are payable on demand and bear interest at variable rates (1.2% at December 31, 2003). At December 31, 2003, receivables from affiliates, which are included in other assets, were $4 million.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., U.S. Trust Corporation (U.S. Trust) and some of its other affiliates. Schwab pays to an affiliate management fees for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business.

Schwab provides recordkeeping and administrative services to U.S. Trust and Charles Schwab Bank, N.A. (Schwab Bank) relating to brokered certificates of deposit and sweep money market deposit accounts that are offered to Schwab's brokerage clients who have excess cash in their brokerage accounts. Clients of another affiliate transact certain brokerage business with Schwab. In addition, Schwab provides services to Schwab Bank to support Schwab Bank's daily operations.

U.S. Trust provides Schwab with custody services for its clients' investments in securities from the U.S. Government and its agencies (U.S. Government). U.S. Trust also custodies Schwab's reserve portfolio, which primarily consists of securities purchased as collateral in connection with resale agreements and investments in certificates of deposit. U.S. Trust charges Schwab management fees for providing these custody services.

In addition, Schwab Capital Markets L.P. executes substantially all Nasdaq security trades, other over-the-counter security trades, and a significant portion of exchange-traded securities originated by Schwab's clients.

9. Taxes on Income

Other assets include net deferred tax assets of $102 million at December 31, 2003, which was comprised of deferred tax assets of $165 million, partially offset by deferred tax liabilities of $63 million. Deferred tax assets are primarily attributable to reserves and allowances of $92 million and deferred compensation of $50 million. Deferred tax liabilities are primarily attributable to capitalized internal-use software development costs of $47 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2003 was necessary.

10. Employee Benefit and Incentive Plans

Retirement Plans — Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® 401(k) Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Stock Option Plans — CSC's stock incentive plans provide for granting options to employees, officers and directors of Schwab. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant. In 2003, CSC granted 2 million options.

Restricted Stock and Long-term Incentive Plans — CSC's stock incentive plans provide for granting restricted stock awards to employees and officers of Schwab. Restricted stock awards are restricted from transfer or sale and generally vest over a four-year period.

In 2003, CSC awarded to all eligible officers of Schwab long-term incentive plan (LTIP) units and restricted stock under a new long-term incentive program. These awards are restricted from transfer or sale and generally vest over a four-year period. The cash payout of the LTIP units at the end of the vesting period is based upon CSC achieving certain cumulative EPS levels.

11. Regulatory Requirements

Schwab is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule) and computes net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. The minimum dollar requirement for Schwab is $1 million. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

At December 31, 2003, Schwab's net capital was $1.2 billion (14% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $797 million in excess of 5% of aggregate debit balances.

Pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, Schwab had a portion of its cash and investments segregated for the exclusive benefit of clients at December 31, 2003.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2003.

12. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The future minimum rental commitment under the lease is $25 million at December 31, 2003. The agreement includes two additional five-year extension options which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases at December 31, 2003, including the commitment on the lease agreement with an affiliate and guaranteed residual values (discussed below under Guarantees), net of sublease commitments, are as follows:

2004	$ 172
2005	126
2006	101
2007	107
2008	79
Thereafter	303
Total	$ 888

Certain leases contain provisions for renewal options, purchase options and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Guarantees — Upon adoption of FIN No. 46 in the first quarter of 2003, the Company consolidated the Trust and recorded a note payable of $235 million, which CSC has guaranteed up to a maximum of $202 million. See note "1 – Significant Accounting Policies" for further discussion of this consolidation.

Schwab has also provided residual value guarantees to the lessors in connection with operating leases used to finance two corporate aircraft and a fractional interest in a third airplane. These guarantees mean that if the airplanes are sold to third parties at the expiration of the leases, Schwab is responsible for making up any shortfalls between the sales prices and specified amounts. At December 31, 2003, the maximum amounts of residual value guarantees under these leases totaled $15 million expiring in 2004 and $19 million expiring in 2007. Schwab believes that proceeds from the sale of these airplanes would be sufficient to cover the residual value guarantees and therefore no liability for these guarantees has been recognized.

Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, that are guaranteed by multiple banks. At December 31, 2003, the outstanding value of these LOCs totaled $630 million. No funds were drawn under these LOCs at December 31, 2003.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies — The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no

assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of such matters will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

13. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk.

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and by requiring additional cash as collateral when necessary.

Client transactions — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. These clients have agreed to allow Schwab to pledge those securities in accordance with federal regulations. At December 31, 2003, Schwab was allowed, under such regulations, to pledge securities with a market value of $12.0 billion. At December 31, 2003, the market value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.1 billion and the market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $2.4 billion. At December 31, 2003, the market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $13 million. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $229 million at December 31, 2003. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. At December 31, 2003, the market value of these pledged securities was $2 million. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $424 million at December 31, 2003.

In the normal course of its margin lending activities, Schwab may be liable for the margin requirement of client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses

which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary.

Financial instruments held for trading purposes — Schwab maintains inventories on both a long and short basis in exchange-listed securities relating to its proprietary equity trading operations. Schwab also maintains inventories in securities on a long basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab. The associated interest rate risk of these securities is not deemed material to Schwab.

Resale agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2003, the market value of collateral received in connection with resale agreements that was available to be repledged or sold was $17.2 billion.

Concentration risk — Schwab's most significant concentration of risk is its exposure to securities issued by the U.S. Government. Schwab's direct market risk exposure, primarily from investments in U.S. Government treasury securities, amounted to $31 million at December 31, 2003. Schwab maintains indirect exposure to U.S. Government securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U,S. Government securities, only in the event of the counterparty's default on the resale agreements. Securities issued by the U.S. Government held as collateral for resale agreements at December 31, 2003 totaled $17.2 billion.

14. Geographic Concentration

At December 31, 2003, approximately 27% of Schwab's total client accounts were located in California.

13

Deloitte & Touche LLP
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San Francisco, California 94105-2230

Tel: (415) 783-4000
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www.deloitte.com

**Deloitte
& Touche**

February 23, 2004

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the Company) for the year ended December 31, 2003, on which we issued our report dated February 23, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.



Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP